FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 5, 2004, announcing Registrant’s results for the second quarter ending June 30, 2004.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 5, 2004

Gilat Announces Second Quarter 2004 Results

Petah Tikva, Israel, August 5, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended June 30, 2004.

Revenues for the second quarter of 2004 were US$57.5 million, and net loss was US$(1.8) million or US$(0.08) diluted per share. By comparison, revenues for the second quarter of 2003 were US$52.1 million, and net loss was US$(36.2) million or US$(2.79) diluted per share. The net loss for the second quarter of 2003, included charges relating to restructuring charges in the amount of US$2.2 million and impairment of long-lived assets in the amount of US$18.9 million. Included in the second quarter of 2004 results are US$7.9 million in Depreciation and Amortization expenses as compared to US$7.6 million for the same period last year.

Revenues for the six month period ended June 30, 2004 were US$114.9 million and net loss was US$(8.3) million or US$(0.37) diluted per share. The net loss for the six-month period ended June 30, 2004 includes charges relating to inventory write offs in the amount of US$2.0 million. By comparison, revenues for the six-month period ended June 30, 2003 were US$103.2 million, and net income was US$114.0 million or US$13.17 diluted per share. The net income for the six-month period ended June 30, 2003 included a gain from restructuring of debt in the amount of US$181.1 million offset by charges relating to inventory writes offs in the amount of US$3.2 million, restructuring charges in the amount of US$2.2 million and impairment of long-lived assets in the amount of US$23.9 million. Included in these six months results are US$16.0 million in Depreciation and Amortization expenses in the six-month period ended June 30, 2004 as compared to US$14.2 million for the same period last year.

In accordance with the FASB Interpretation No.46, Consolidation of Variable Interest Entities, (“FIN 46”), Gilat has consolidated the financial results of StarBand Communications beginning from the first quarter of 2004. As a result of the above, the Company recorded revenues of US$7.3 million, and a net loss of US$0.2 million in the second quarter of 2004 and revenues of US$14.3 million, and a net income of US$0.2 million in the six-month period ended June 30, 2004.

The Company reported total cash balances (including cash and cash equivalents, short-term bank deposits, short- and long-term restricted cash and restricted cash held by trustees less short-term bank credits) of US$105.3 million as of June 30, 2004, an increase of US$10.1 million from the cash balance of US$95.2 million as of March 31, 2004.

The above increase in cash balances includes the effect of restricted cash received from a government for a project in Latin America offset by cash paid for the purpose of acquiring all of the remaining shares of rStar Corporation. This acquisition of shares was concluded on April 7, 2004.

“We are pleased that for the second consecutive quarter we have improving financial indicators,” said Shlomo Rodav, Chairman of the Board and CEO of Gilat. “We have generated positive earnings before interest, taxes, depreciation and amortization (EBITDA) over the past two consecutive quarters and we expect to be EBITDA positive for 2004 as a whole. During the last year and a half, Gilat has been engaged in a comprehensive improvement process to maximize efficiency and we are now beginning to see the fruits. Looking forward, our improved financial performance together with the well received introduction of our revolutionary SkyEdge product family, and our first customer’s interest in this product, we are poised to grow the Company and to improve our competitive position in the market.”

Continued deal funnel – Gilat announced new deals in Africa, Latin America, Asia and the United States

—	Gilat will supply Koochi Communications Ltd. an additional 300 Skystar 360E terminals to deliver broadband communications to SOHO and SME users in Nigeria and West Africa. A rollout of 50 terminals was completed in Q4 of 2003, with shipment of the additional 300 terminals currently in process.

—	Gilat announced the signing of a contract with the leading AngolanISP and a telecom operator, MSTelcom. The agreement initially calls for the deployment of up to 1,000 sites of the satellite-based DialAw@y IP and FaraWay VSAT networks. While the DialAw@y IP network will service rural telephony applications throughout the country, the FaraWay network will provide data and telephony services to MSTelcom’s ministerial and corporate clients.

—	Gilat was among several companies chosen to partake in a large-scale project for transferring voter information in the upcoming presidential referendum in Venezuela. The network, based on Gilat’s Skystar 360E platform, includes a hub in Caracas and 4,000 remote terminals at polling stations throughout the country.

—	Gilat was selected by Telikom Papua New Guinea to provide a hub and 500 DialAw@y IP VSATs for rural telephony services across the island country. The network is expected to expand to 2,000 sites and will provide support for IP, education and health applications.

—	Gilat signed an agreement with the Korean management and control services company, Taegwang E&C Co. Ltd, for the supply of a Skystar 360E satellite hub and remote VSAT terminals. The satellite-based VSAT network was successfully installed and will be operated by, the leading Korean telecom operator, Korea Telecom.

—	Gilat’s subsidiary Spacenet Inc. has been chosen to provide Connexstar broadband satellite networks to several American hospitality companies:

š	Spacenet will deploy its Connexstar service at 150 Fazoli’s corporate restaurant sites in 33 states nationwide. The network will support a range of retail networking applications, including point-of-sale polling, fast credit authorization, Xcellenet remote systems management tools and corporate intranet applications.

š	Spacenet will deploy a Connexstar broadband satellite network in 120 Frisch’s Big Boy and Golden Corral restaurants in Ohio, Indiana and Kentucky.

š	Spacenet will provide a Connexstar broadband satellite network to a minimum of 250 Wendy’s Old Fashioned Hamburger restaurants. The Connexstar VSAT high-speed network will support a range of retail networking applications, including fast credit authorization, PCanywhere remote control solution, Clearview back-office service management application, and point-of-sale polling.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Barry Spielman
+972-3-925-2201; barrys@gilat.com

Gilat Investor Relations:
+1 703- 848-1515
tim.perrott@spacenet.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheets
US dollars in thousands

	June 30, 2004	December 31, 2003
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	44,220	51,781
Short-term bank deposits	443
Short-term restricted cash	15,757	6,504
Restricted cash held by trustees	19,136	26,656
Trade receivables (net of allowance for doubtful accounts)	40,327	37,178
Inventories	36,835	37,760
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	31,765	30,761

Total current assets	188,483	190,640

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	9,034	13,664
Long-term restricted cash held by trustees	22,069	-
Severance pay fund	7,295	7,343
Long-term trade receivables, receivables in respect of capital
leases and other receivables, net	31,987	39,112

	70,385	60,119

PROPERTY AND EQUIPMENT, NET	133,746	141,581

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	8,429	9,617

TOTAL ASSETS	401,043	401,957

	March 31, 2004	December 31, 2003
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,394	1,770
Current maturities of long-term loans	3,793	3,000
Trade payables	24,035	25,715
Accrued expenses	25,887	35,040
Short-term advances from customer held by trustees	13,026	11,124
Other accounts payable	40,640	39,501

Total current liabilities	112,775	116,150

LONG-TERM LIABILITIES:
Accrued severance pay	7,516	7,151
Long-term advances from customer held by trustees	45,336	28,395
Long-term loans, net of current maturities	114,455	116,526
Accrued interest related to restructured debt	18,891	20,540
Other long-term liabilities	16,927	15,762
Excess of losses over investment in affiliates	2,122	2,543
Convertible subordinated notes	15,866	15,543

Total long-term liabilities	221,113	206,460

COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST		2,946

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	981	980
Additional paid in capital	717,752	718,225
Accumulated other comprehensive loss	(4,276)	(3,818)
Accumulated deficit	(647,302)	(638,986)

Total shareholders' equity	67,155	76,401

Total liabilities and shareholders' equity	401,043	401,957

Gilat Satellite Networks Ltd.
Condensed Consolidated Statements of Operations
US dollars in thousands

		Six months ended June 30		Three months ended June 30
		2004	2003	2004	2003
		Unaudited		Unaudited
		USD in thousands		USD in thousands

Revenues		114,948	103,205	57,534	52,103
Cost of Revenues		80,748	81,955	38,543	39,347
Inventory write off		2,000	3,185

Gross profit		32,200	18,065	18,991	12,756

Research and development expenses:
Expenses incurred		9,241	12,035	4,556	6,051
Less - grants and participation		2,476	2,010	924	982

Research and development expenses, net		6,765	10,025	3,632	5,069

Selling, marketing general and administrative expenses		34,335	37,014	16,965	17,997
Provision for doubtful accounts		205	1,659	205	140
Restructuring charges			2,164		2,164
Impairment of goodwill			23,851		18,851
Gain from derecognition of Liability		(245)		(245)

Operating loss		(8,860)	(56,648)	(1,566)	(31,465)
Financial income (expenses) - net		1,072	(3,620)	490	(720)
Gain from restructuring of debt			181,093

Income (loss) before taxes on income		(7,788)	120,825	(1,076)	(32,185)
Taxes on income		1,790	7,952	1,205	2,424

Income (loss) after taxes on income		(9,578)	112,873	(2,281)	(34,609)
Share in profits of affiliated companies		487	2,332	487	(68)
Minority Share in losses (profits) of a subsidiary		164	(1,191)		(1,557)

Net income (loss) from continuing operations		(8,927)	114,014	(1,794)	(36,234)
Gain from cumulative effect of a change
in an accounting principle		611

Net income (loss)		(8,316)	114,014	(1,794)	(36,234)

Net income (loss) per share (in US dollars)	Basic	(0.37)	13.90	(0.08)	(2.79)

	Diluted	(0.37)	13.17	(0.08)	(2.79)

Weighted average number of shares
used in computation net income (loss)
per share (in thousands)	Basic	22,226	8,204	22,226	12,988

	Diluted	22,226	8,721	22,226	12,988